UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

PEDEVCO CORP.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

093440105

(CUSIP Number)

Clark R. Moore
4125 Blackhawk Plaza Circle
Suite 201A
Danville, California 94506
(855) 733-2685

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 27, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 093440105

1.	Name of Reporting Person Jamie Tseng
2.	Check the Appropriate Box if a Member of a Group. (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,070,000 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 2,070,000 shares
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,070,000 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%
14.	Type of Reporting Person IN

1.	Name of Reporting Person Uni-bright Technology Limited
2.	Check the Appropriate Box if a Member of a Group. (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization British Virgin Island
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☑
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person CO

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to Schedule 13D as filed on August 7, 2012 (the “Schedule 13D”) is being filed with the Securities and Exchange Commission (the “SEC”) with respect to the shares of common stock, par value $0.001 per share (“Common Stock”), of PEDEVCO CORP., a Texas corporation formerly named Blast Energy Services, Inc. (the “Company”).  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment No. 1 to Schedule 13D is the final amendment to the Schedule 13D and an exit filing for the Reporting Persons. Items 4 and 5 of the filed the Schedule 13D are hereby amended as set forth below:

Item 4.  Purpose of the Transaction

On July 27, 2012, the Company completed the transactions contemplated by an Agreement and Plan of Merger dated January 13, 2012 (the "Merger Agreement") among the Company, Blast Acquisition Corp., a wholly owned Nevada subsidiary of the Company ("MergerCo"), and Pacific Energy Development Corp., a privately held Nevada corporation ("PEDCO").  Pursuant to the Merger Agreement and effective July 27, 2012, MergerCo was merged with and into PEDCO (the "Merger"), with PEDCO continuing as the surviving entity and becoming a wholly owned subsidiary of the Company.

Prior to the completion of the Merger, the Reporting Persons held securities issued by PEDCO.  Pursuant to the terms of the Merger Agreement and effective upon the completion of the Merger, the Reporting Persons acquired beneficial ownership of the securities that are the subject of this Schedule 13D/A in exchange for his securities issued by PEDCO. The Reporting Persons acquired such securities for investment purposes.

On March 18, 2013, Uni-bright Technology Limited, an entity owned and controlled by Mr. Tseng, gifted a total of 1,000,000 shares of common stock to an unrelated party.

Item 5.  Interest in Securities of the Issuer

The disclosures in Item 4 above are incorporated by reference into this Item 5.  Mr. Tseng is the direct beneficial owner of 2,070,000 shares of Common Stock, constituting approximately 4.9% of the Company's outstanding shares of Common Stock.  Such percentage is based on 42,172,852 shares of Common Stock outstanding on August 6, 2012 and does not take into account the shares of Common Stock that would be issued upon the conversion of any shares of preferred stock, or upon the exercise of any options or warrants, that are held by any person other than the Reporting Persons.

The 2,070,000 shares of Common Stock beneficially owned by the Reporting Persons consist of (i) 2,000,000 fully vested shares owned of record by Mr. Tseng; and (ii) 50,000 shares subject to options held by Mr. Tseng vesting on August 9, 2012 with an exercise price of $.10 per share and 20,000 shares subject to options held by Mr. Tseng vesting on February 9, 2012 with an exercise price of $.10 per share.

Except in connection with their acquisition of the securities described in Items 4 and 5 of this Schedule 13D/A, the Reporting Persons have not effected any transactions in the Common Stock during the sixty days prior to the date of this Schedule 13D.

Item 7.  Material to be Filed as Exhibits

The following documents are included as exhibits to this Schedule 13D:

99.1	Joint Filing Agreement among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 27, 2013	/s/ Jamie Tseng
JAMIE TSENG

UNI-BRIGHT TECHNOLOGY LIMITED

/s/ Jamie Tseng
By: JAMIE TSENG
Its: CHIEF EXECUTIVE OFFICER